EXHIBIT 99.1

HEXO Provides Nasdaq Listing Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Québec, Jan. 31, 2022 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO", or the "Company") (TSX: HEXO; NASDAQ: HEXO), today announced that it received notification (the “Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) that it is not in compliance with the minimum bid price requirement in Nasdaq Listing Rule 5500(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires the common shares to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notification has no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of Notification, being until July 25, 2022, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on the Nasdaq Capital Market. If at any time before July 25, 2022, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. In the event the Company does not regain compliance with the Minimum Bid Requirement by July 25, 2022, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the common shares from the Nasdaq Capital Market. The Company’s common shares are also listed on the Toronto Stock Exchange and the Notification does not affect the Company’s compliance status with such listing.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste, Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan, 48North and Zenabis, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com